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                         [LETTERHEAD FOR VISIBLE GENETICS]

                             FOR IMMEDIATE RELEASE

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
Contacts:
Richard Daly (416) 813-3281     Bruno Maruzzo (416) 813-3271                   Linda Langendonk (914) 366-1818
CEO, Visible Genetics Inc.      Investor Relations, Visible Genetics Inc.      Global Communications, Bayer

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            BAYER DIAGNOSTICS AGREES TO ACQUIRE VISIBLE GENETICS INC.
                             FOR $61.4 MILLION IN CASH


              CONTINUES COMMITMENT TO EXPAND INFECTIOUS DISEASE AND
                       NUCLEIC ACID DIAGNOSTICS PORTFOLIO


Tarrytown, N.Y. and Toronto, Canada, July 23, 2002-- Bayer Corporation, Diagnostics Division (NYSE: BAY) and Visible Genetics Inc. (VGI) (NASDAQ: VGIN) jointly announced today that they have signed a definitive agreement providing for Bayer Diagnostics to acquire VGI in a cash deal valued at $61.4 million, significantly expanding Bayer's position in the growing Nucleic Acid Diagnostic
(NAD) segment of the Professional Laboratory market. Bayer will purchase, for cash consideration, VGI's outstanding common shares at a cost of $1.50 per share and Series A preferred shares at par plus accrued dividends.

The transaction, which is structured as a plan of arrangement under Canadian law, is subject to approval by VGI shareholders, obtaining necessary regulatory and court approvals, and meeting customary closing conditions. VGI plans to hold its shareholders' meeting to vote on the transaction during October 2002.

 "This acquisition is another milestone in our ongoing strategy to expand our Infectious Disease portfolio which began with our acquisition of Chiron Diagnostics in 1998," said Rolf Classon, president of Bayer Business Group Diagnostics. "It also supports our strategy to bring to market molecular diagnostic tests that assist the physician in the diagnosis and monitoring of disease and treatment regimens."

"VGI is pleased to be joining the Bayer organization," said Richard T. Daly, chief executive officer of VGI. "The combination of VGI's industry leading TRUGENE(TM) products with the worldwide resources of Bayer, will allow us to fully develop and grow our sequencing technology. VGI provides a strong complement to Bayer's molecular



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diagnostic products and initiatives. After reviewing strategic alternatives, VGI believes this transaction is in the best interest of shareholders, employees and customers."

"An essential value of this acquisition is in the outstanding people and world class molecular diagnostic technologies that have been developed by VGI," commented Peter Knueppel, Ph.D. senior vice president of Bayer Diagnostics NAD business segment. Upon closing of the transaction, Mr. Daly will stay on for a period of six months to assist Bayer management with the integration of the two companies.


As part of the transaction, Bayer Diagnostics is acquiring the TRUGENE(TM) HIV-1 Genotyping Assay, the only FDA approved HIV sequencing resistance test that is commercially available in the U.S. The combination of this test, and Bayer's current line of VERSANT(R) HIV and HCV viral nucleic acid tests, delivers on Bayer's strategy to become a leader in NAD assay virology. The acquisition will cover all VGI sequencing assays, including Hepatitis assays, which are currently in development.

Bayer Diagnostics' NAD business segment manufactures, markets and distributes assays based on state-of-the-art nucleic acid technologies for the quantitative and qualitative assessment of viral based markers. Sequencing assays are used to assess the genetic make-up of viral specimens and are used in making specific therapy decisions in order to optimize patient outcomes. All current NAD assays marketed by Bayer are sold under the brand name of VERSANT(R).

"This gives the company an immediate presence in the U.S. for HIV resistance testing and complements our overall HIV franchise which includes our VERSANT(R) product line," continued Dr. Knueppel. "This strategic move positions Bayer as a leader in sequencing virology and provides tools in the newest frontier in HIV diagnostics and treatment management."

Resistance to antiviral drugs is a critical consideration in addressing therapy options for patients who are not responding to medication. Published guidelines, including those published by the U.S. Department of Health and Human Services, recommend using HIV resistance testing in order to manage care and optimize patient outcomes.

Viral load testing is performed to monitor the effectiveness of an individual's therapy and has become a standard of care in the patient management of HIV infected persons. As the incidence of drug regimen failure increases and the transmission of resistant viruses to newly infected HIV persons continues to rise, the use of resistance testing such as the TRUGENE(TM) HIV-1 Genotyping Test will become more widely employed.

Resistance can be determined by sequencing segments of the viral genes and identifying viral mutations that are associated with resistance. As new anti-retroviral therapies are developed, an important and useful tool in determining resistance and potential alternative therapies will be sequence testing that can monitor disease progression and treatment success.

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The Infectious Disease segment is one of the fastest growing segments within the
Diagnostics industry, with an annual projected growth rate of 20-percent through 2005. Bayer estimates worldwide sales for the Nucleic Acid Infectious Disease market to be approximately $1 billion per year.

Based on estimates from the United Nations AIDS program, approximately 36.1 million people worldwide were living with HIV/AIDS, with 5.3 million new cases reported in 2000. HIV/AIDS caused approximately three million deaths worldwide in 2000 and has become the fourth leading cause of mortality in the world.

Bayer Diagnostics is the fourth largest global Diagnostics company with net sales of $1.8 billion in 2001, representing approximately 10% of the Diagnostics market and is a significant player in the NAD marketplace. Bayer Diagnostics is ranked third in the NAD market with the strategy to grow share in this area through development, acquisitions and in-licensing agreements.

ABOUT BAYER DIAGNOSTICS

With approximately 7,000 employees worldwide and 2001 sales of $1.8 billion, Bayer Diagnostics (www.bayerdiag.com), based in Tarrytown, New York, USA, is one of the largest diagnostics businesses in the world. The organization supports customers in 100 countries through an extensive portfolio of central laboratory, self-testing, nucleic acid and near patient care diagnostics systems and services for use in the assessment and management of health, including the areas of cardiovascular and kidney disease, oncology, virology, women's health and diabetes. Bayer Diagnostics is a part of the worldwide Bayer Group, a $29 billion international health care and chemicals group based in Leverkusen, Germany. Bayer Diagnostics' global headquarters in the United States operates as part of Bayer Corporation of Pittsburgh, a research-based company with major businesses in health care, chemicals, polymers and crop science.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS BASED ON CURRENT ASSUMPTIONS AND FORECASTS MADE BY BAYER GROUP MANAGEMENT. VARIOUS KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS COULD LEAD TO MATERIAL DIFFERENCES BETWEEN THE ACTUAL FUTURE RESULTS, FINANCIAL SITUATION, DEVELOPMENT OR PERFORMANCE OF THE COMPANY AND THE ESTIMATES GIVEN HERE. THESE FACTORS INCLUDE THOSE DISCUSSED IN OUR PUBLIC REPORTS FILED WITH THE FRANKFURT STOCK EXCHANGE AND WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (INCLUDING OUR FORM 20-F). THE COMPANY ASSUMES NO LIABILITY WHATSOEVER TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR TO CONFORM THEM TO FUTURE EVENTS OR DEVELOPMENTS.



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ABOUT VISIBLE GENETICS INC.

Visible Genetics Inc. is an international leader in the emerging field of pharmacogenomics, the science of individualizing therapy based on genetic differences, to improve patient care and reduce healthcare costs.

VGI develops, manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene system employs patented CLIP technology - a single-step, bi-directional sequencing method that significantly reduces the time and cost involved in identifying clinically relevant genetic information. Visible Genetics' TRUGENE(TM) HIV-1 Genotyping Kit and OpenGene(TM) DNA Sequencing System were cleared for marketing in September 2001 by the U.S. Food and Drug Administration (FDA).

Visible Genetics has its corporate headquarters in Toronto, Canada; its main production facility in Atlanta, USA; its European headquarters in High Wycombe, UK, its research base in Cambridge, UK, operating companies in France, Spain, Italy, Germany, Portugal and Israel, and is represented in additional countries around the world. The company employs approximately 350 people worldwide.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THESE FORWARD-LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF THE COMPANY INCLUDE BUT ARE NOT LIMITED
TO: WHETHER WE SELL OUR COMPANY OR ENTER INTO ANOTHER STRATEGIC TRANSACTION; THE TIMING OF OUR FUTURE CAPITAL NEEDS AND/OR INABILITY TO RAISE ADDITIONAL CAPITAL WHEN NEEDED; UNCERTAINTY OF ACCEPTANCE OF GENOTYPING IN GENERAL, AND OF OUR PRODUCTS, IN PARTICULAR IN THE CLINICAL DIAGNOSTIC MARKET; FAILURE OF THE FDA TO TAKE ENFORCEMENT ACTION TO RESTRICT THE USE OF HOME BREW GENOTYPING TESTS TO PROVIDE DRUG RESISTANCE REPORTS AND TESTS TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS; REFUSAL OF INSURANCE COMPANIES AND OTHER THIRD PARTY PAYORS TO REIMBURSE PATIENTS OR PHYSICIANS FOR OUR PRODUCTS; PROBLEMS THAT WE MAY FACE IN OUR ABILITY TO SELL OUR HEPATITIS C GENOTYPING KIT TO THE CLINICAL RESEARCH MARKET; PROBLEMS THAT WE MAY FACE IN MANUFACTURING, MARKETING AND DISTRIBUTING OUR PRODUCTS; DELAYS WHICH MAY OCCUR IN MAKING OUR ATLANTA MANUFACTURING FACILITY FULLY OPERATIONAL; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY THE FDA FOR CHANGES MADE TO FDA APPROVED PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM AND CERTAIN OTHER PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN FDA APPROVAL FOR CERTAIN OF OUR FUTURE PRODUCTS; PROBLEMS WE MAY FACE WITH FUTURE CLINICAL TRIALS; PROBLEMS IN ACQUIRING AND PROTECTING INTELLECTUAL PROPERTY IMPORTANT TO OUR BUSINESS THROUGH PATENTS, LICENSES AND OTHER ARRANGEMENTS; OUR ABILITY TO SUCCESSFULLY DEFEND CLAIMS THAT OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; PROBLEMS WITH IMPORTANT SUPPLIERS AND BUSINESS PARTNERS; DELAYS IN DEVELOPING OR THE FAILURE TO DEVELOP NEW PRODUCTS AND ENHANCED VERSIONS OF EXISTING PRODUCTS; AND OTHER ISSUES DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. VISIBLE GENETICS DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.



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